UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

EASTERN VIRGINIA BANKSHARES, INC.

(Name of Issuer)

Common Stock, par value $2.00 per share

(Title of Class of Securities)

277196101

(CUSIP Number)

Castle Creek Capital Partners IV, LP

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

John M. Eggemeyer

c/o Castle Creek Capital

6051 El Tordo

PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons John M. Eggemeyer

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons J. Mikesell Thomas

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons Mark G. Merlo

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 277196101		SCHEDULE 13D

1	Name of Reporting Persons John T. Pietrzak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14	Type of Reporting Person (See Instructions) IN (Individual), HC (Control Person)

(1)           The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.

CUSIP No. 277196101	SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on June 21, 2013 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the shares of common stock, par value $2.00 per share (“Common Stock”), of Eastern Virginia Bankshares, Inc., a Virginia corporation (the “Company”). The address of the principal executive office of the Company is 10900 Nuckols Road, Suite 325, Glen Allen, Virginia, 23060.  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 3.                                                         Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

On December 13, 2016, the Company entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) with Southern National Bancorp of Virginia, Inc. (“SONA”), as amended by Amendment No. 1 to Agreement and Plan of Merger (“Amendment No. 1”), and as further amended by Amendment No. 2 to Agreement and Plan of Merger (“Amendment No. 2”; the Original Merger Agreement, Amendment No. 1 and Amendment No. 2 shall be collectively referred to herein as the “Merger Agreement”).  On June 23, 2017, pursuant to the Merger Agreement, the Company merged with and into SONA (the “Merger”), whereby SONA continued as the surviving corporation and the separate corporate existence of the Company ceased.

Prior to the Merger, Fund IV owned (1) 1,061,225 shares of common stock of the Company (“EVBS Common Stock”) and (2) 4,048,670 shares of non-voting mandatorily convertible non-cumulative preferred stock, Series B, of the Company (“EVBS Preferred Stock”).  Pursuant to the Merger Agreement, upon the effectiveness of the Merger, each share of Fund IV’s EVBS Common Stock and EVBS Preferred Stock was canceled and converted into the right to receive 0.6313 shares of SONA Common Stock.  Cash was paid in lieu of fractional shares.  As a result, Fund IV has no continuing ownership interest in the Company.

The foregoing references to and descriptions of the Merger Agreement, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement (including its amendments), attached hereto as Exhibits 2, 3 and 4 and incorporated herein by reference.

Item 4.                                                         Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

Following the Merger, the separate corporate existence of the Company has ceased.  Accordingly, each of the Reporting Persons has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by replacing the text in paragraphs (a) and (b) of Item 5 of the Schedule 13D with the following:

(a) and (b)

					Sole Power to	Shared Power to
	Amount		Sole Power to	Shared Power	Dispose or to	Dispose or
	Beneficially	Percent of	Vote or Direct	to Vote or	Direct the	Direct the
Reporting Person	Owned	Class (1)	the Vote	Direct the Vote	Disposition	Disposition
Castle Creek Capital Partners IV, LP	0	0.0%	0	0	0	0
Castle Creek Capital IV LLC	0	0.0%	0	0	0	0
John M. Eggemeyer	0	0.0%	0	0	0	0
J. Mikesell Thomas	0	0.0%	0	0	0	0
Mark G. Merlo	0	0.0%	0	0	0	0
John T. Pietrzak	0	0.0%	0	0	0	0

(1)         As described in Item 3, the separate corporate existence of the Company has ceased.

(e)                                  As of June 23, 2017, the Reporting Persons ceased to be beneficial owners of more than five percent of the EVBS Common Stock.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On December 13, 2016, the Company and SONA entered into the Merger Agreement.  On June 23, 2017, pursuant to the Merger Agreement, the Company merged with and into SONA, with SONA being the surviving corporation.  Upon the effectiveness of the Merger, each of the 1,061,225 shares of EVBS Common Stock and 4,048,670 shares of EVBS Preferred Stock previously owned by Fund IV

CUSIP No. 277196101	SCHEDULE 13D

was canceled and converted into 0.6313 shares of SONA Common Stock.  Cash was paid in lieu of fractional shares.  As a result, Fund IV has no continuing ownership interest in the Company, and the separate corporate existence of the Company has ceased.

Item 7.                                                         Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated, with effect from the date of the event giving rise to this Amendment, as follows:

Exhibit	Description
Exhibit 1

Joint Filing Agreement, dated as of November 9, 2015, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, John M. Eggemeyer III, J. Mikesell Thomas, Mark G. Merlo, and John T. Pietrzak. (incorporated by reference to Exhibit 1 to Castle Creek Capital Partners IV, LP's Schedule 13D/A filed on November 9, 2015).

Exhibit 2

Agreement and Plan of Merger, dated as of December 13, 2016, by and between Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 2.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on December 14, 2016).

Exhibit 3

Amendment No. 1 to Agreement and Plan of Merger, dated as of March 8, 2017, by and between Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 2.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on March 9, 2017).

Exhibit 4

Amendment No. 2 to Agreement and Plan of Merger, dated as of April 5, 2017, by and between Southern National Bancorp of Virginia, Inc. and Eastern Virginia Bankshares, Inc. (incorporated by reference to Exhibit 2.1 to Eastern Virginia Bankshares, Inc.’s Current Report on Form 8-K filed on April 5, 2017).

CUSIP No. 277196101	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2017

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV, LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

JOHN M. EGGEMEYER

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer

J. MIKESELL THOMAS

By:	/s/ Mike Thomas
Name:	Mike Thomas

MARK G. MERLO

By:	/s/ Mark Merlo
Name:	Mark Merlo

JOHN T. PIETRZAK

By:	/s/ John T. Pietrzak
Name:	John T. Pietrzak

SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D (EASTERN VIRGINIA BANKSHARES, INC.)